Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2015 (1)	2014 (1)
Net income	$224	$211
Income taxes	127	113
Capitalized interest	(6)	(8)
	345	316
Fixed charges, as defined:

Interest	168	170
Capitalized interest	6	8
Interest component of rentals charged to operating expense	—	—
Total fixed charges	174	178

Earnings, as defined	$519	$494

Ratio of earnings to fixed charges	2.98	2.78
  ____________

(1)	Excluded from the computation of fixed charges for the nine months ended September 30, 2015 and 2014 is interest expense of $-0- and $6 million, respectively, which is included in income tax expense.